Exhibit 3

BAJA MINING CORP.
Management Discussion and Analysis
QUARTERLY REPORT – December 31, 2009

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2009. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2009, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of March 26, 2010.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and development of its El Boleo copper-cobalt-zinc-manganese deposit (the “Project”, “Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V. (“Invebaja”), which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest from Invebaja in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate Outlook

Baja was able to achieve key objectives set for the Boleo Project in 2009:

  Selected our Engineering, Procurement and Construction Management (“EPCM”) contractor; and
  Completed a revised independent capital cost estimate and project schedule.

Additionally Baja completed the following strategic development activities and initiatives:

  Updated operating costs;
  Updated resource estimates;
  Updated mine plans and scheduled mining for 25 years.

  Completed 75% of the Phase 1 1,000-worker construction camp on site;
  Installed a desalinization plant to service the construction camp;
  Moved initial complements of materials and equipment to site;
  Maintained site security and services with all equipment and buildings in working order;
  Conducted geotechnical drilling for placement of the tailings dam;
  Investigated sourcing of raw material supplies including sulphur;
  Continued work on reducing the technical risk at Boleo;
  Upheld its commitments on long lead-time equipment;
  Continued its recruitment of key individuals at site;
  Opened an office in the nearby town of Santa Rosalia to facilitate good community relations and efficient project development;
  Advanced work to enable a decision to initiate manganese production once mining has commenced and the plant is up and running; and
  Advanced corporate infrastructure, controls and management information systems.

The updated capital cost estimate was published on January 15, 2010 and a corresponding updated NI 43-101 report was filed on March 5, 2010. Baja remains dedicated and committed to achieving the remaining Project objectives of:

  Negotiating and finalizing key project contracts, including establishing a target price for the EPCM contract;
  Arranging senior and subordinated project debt financing; and
  Continuing development and resuming construction on the Boleo Project

Baja has now signed a Memorandum of Understanding (which includes the commercial terms of the reimbursable EPCM contract) with our EPCM contractor and looks to complete the EPCM contract shortly. The Baja project team is now focused and working with the EPCM contractor to complete the detailed engineering and prepare for the construction restart, following completion of the project financing.

Baja and its financial advisors Endeavour Financial International Limited (“Endeavour”) crafted a finance strategy for the project following the 2008 credit crisis. Activities in 2009 were focused on ensuring all project information was updated. Recognizing the fundamental shift in project finance alternatives, Baja and Endeavour concentrated their efforts on export credit agencies, which have continued to look positive. As credit markets improved, commercial lending interest in Boleo has grown; however, opportunities in the traditional project debt underwriting market remain constrained. Nevertheless, with these fundamental building blocks all now in place, the Company looks to complete the project financing package in 2010.

Baja has worked throughout 2009 to allocate adequate resources to complete corporate goals while monitoring cash expenditures against budgets, and limiting additional future commitments. Baja maintains its investment policy, and continues to invest its current cash reserves, the majority in US dollars (received from the sale of its 30% interest in MMB), in guaranteed investment certificates with our Canadian chartered bank, Scotiabank.

Current Development in the Quarter Ended December 31, 2009

Engineering Update

In April 2009 the Company appointed an EPCM contractor for the Boleo Project. Phase I of the work scope consisted of the preparation of a revised independent capital cost estimate and revised project schedule. Phase II will include all aspects of engineering, procurement and construction management necessary to bring the project into production.

On January 15, 2010, the Company announced that the updated capital cost estimate and economic model confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return (IRR) of 25.6% based on 100% equity. The Project is expected to have minimum scheduled mine life of 25 years, resulting in a NPV of $1.306 billion using an eight percent discount rate and an average life of mine cash cost of negative $0.29/lb for copper, net of by-product credits (using SEC Guideline prices).

The mine plan is based on average annual production, for the first six years of full production, as follows:

Copper cathode:	56,697 tonnes
Cobalt cathode:	1,708 tonnes
Zinc sulphate monohydrate:	25,364 tonnes

The total project cost remaining, including Engineering, Procurement, Indirects, Construction Management, Owner’s Costs, and an 11.6 % overall Contingency, but excluding leased equipment, was estimated to be US$889 Million.

In addition to completing Phase I, engineering continues with interim detail engineering until Phase II commences upon completion of the project financing.

Construction Update

The Company continues to staff its Santa Rosalia office and the Boleo site, and ensure security for existing assets.

Baja’s strategic decision to continue with vital long-lead equipment resulted in the mobilization of a steam turbine and 46 Megawatt generator from Siemens’ manufacturing plant in the Czech Republic to its holding destination in Houston, Texas. It will be moved to the Boleo site once construction on the process plant begins, where it will be installed as part of an electric co-generation facility. The co-generation facility harnesses the energy, generated within the sulfuric acid manufacturing process, to drive a steam turbine that will provide the majority of the power required for operations at Boleo.

The Company has not entered into any significant new project procurement commitments during the fourth quarter of 2009, while the majority of suspended purchase commitments have been scheduled to resume with construction recommencement. As a result, the Company expects further preliminary mobilization of equipment upon the completion of construction financing.

Construction Financing Update

The Company and Endeavour, continued working to implement an optimum financing package for construction of Boleo. The Company has focused on export credit agencies but also has had significant interest from commercial banks. The Company and some key lenders have begun negotiations on a senior debt facility. As the lenders continue to review the updated capital cost estimates, corporate information and key independent reports, Baja continues working diligently on this process in anticipation that it will be able to announce details of the Company’s progress in the near future.

No formal debt commitments have been obtained as of yet and despite the efforts of management and the Company’s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and, if required, equity financings, and to successfully construct and develop the Boleo Project.

Selected financial data

The following annual and quarterly financial information is prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars (“$” or “Cdn$”).

Annual information

The three most recently completed fiscal years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Total revenues ($'000)	$-	$-	$-
Loss for the year ($'000)	$(7,920)	$(2,293)	$(11,112)
Basic and diluted loss per share for the year	$(0.06)	$(0.02)	$(0.09)
Total assets ($'000)	$180,932	$198,385	$54,673
Total long-term liabilities ($'000)	$46,674	$51,130	$753

Quarterly information

The eight most recently completed quarters prior to December 31, 2009:

	Q1 Mar 31, 2008	Q2 Jun 30, 2008	Q3 Sep 30, 2008	Q4 Dec 31, 2008	Q1 Mar 31, 2009	Q2 Jun 30, 2009	Q3 Sep 30, 2009	Q4 Dec 31, 2009
Total Revenues ($'000)	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/ earnings for the period ($'000)	$(371)	$(1,174)	$(1,311)	$562	$(1,629)	$(1,869)	$(2,532)	$(1,890)
Basic and diluted (loss)/earnings per share for the period	$(0.00)	$(0.01)	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.02)	$(0.01)

The significant changes in quarterly earnings (losses) reflect the Company in development and then into early construction during the second quarter of 2008. The Company continued development and construction of the project until the October 29, 2008 slow-down and delay. This significantly increased the carrying value of mineral properties through investment in infrastructure and long-lead equipment. For the period that the Company continued with project development, significant operating costs were incurred due to the extent of project activity. During the fourth quarter of 2008 the Company held a significant amount of US dollars and has experienced a significant foreign exchange gain, on its US$-denominated net financial assets, that resulted in earnings during that period.

As the Company continued with strategic development initiatives during 2009, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter. These expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments.

Results of Operations

Comparison of December 31, 2009 to December 31, 2008

Operations

Although the Company significantly reduced site activities during the year, operating costs increased significantly in support of the strategic development activities undertaken during the year (as referred to in the Corporate Outlook). The cost of these strategic development activities itself are reflected in the additions to mineral properties which during the year were $29.285 million, resulting in a cumulative balance of $155.647 million as at December 31, 2009.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the year ended December 31, 2009, the Company recorded a loss after income tax of $7.92 million ($2.293 million in 2008), or loss per share of $0.06 (loss of $0.02 per share in 2008). Significant variances are outlined as follows:

  Stock-based compensation: $1.583 million ($0.822 million in 2008) - resulted from options granted during the period, as well as the re-pricing of 9,430,000 outstanding stock options. All outstanding stock options with exercise prices above $0.40 were re-priced to an exercise price of $0.40 per share.
  This re-pricing was approved by shareholders at the Company’s annual general meeting in May 2009;
  Wages and subcontract: $2.204 million ($1.341 million in 2008) – the increase reflects certain severance costs and the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees at year-end, in accordance with local labour regulations;
  Amortization and accretion: $0.792 million ($0.596 million in 2008) – the increase is mainly due to the accretion of the refundable deposit liability which is repayable based on a production decision to be made with regards to manganese;
  General and administration: $0.922 million ($1.152 million in 2008) – the decrease is the result of a reduction in administration and travel during the period, which correlates with the construction slowdown; and
  Research: $0.238 million ($0.061 in 2008) – the increase in evaluation and research relates entirely to the work conducted on the manganese production project.

Other items

  Foreign exchange gain: $1.412 million ($3.802 million in 2008) – During 2008 the Company held significant amounts of US dollar-denominated cash and cash equivalents following the sale of the 30% interest in MMB. At the same time, the Canadian dollar devalued against the US dollar by more than 20%. During the year ended December 31, 2009, the Canadian dollar regained some ground against the US dollar, while the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities in 2009;
  Loss on sale of property, plant and equipment: $1.454 million (gain of $0.307 million in 2008) – Resulted from the sale of electrical generators during the period. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements. During the equivalent period in 2008, the Company sold older mining equipment used in the test mine program for a significant gain;
  Finance and development costs expensed: $1.033 million ($1.7 million in 2008) – Following the slowdown of the Project, the Company incurred additional costs in 2009 and expensed previously deferred financing fees related to unrealized financing facilities, as well as amounts previously capitalized in mineral properties, for which economic benefits were not expected in the immediate future; and
  Interest income and other: $0.139 million ($1.114 million in 2008) – the decrease in interest income resulted from the overall drop in investment yields, coupled with the fact that the Company held considerable amounts of cash in the third quarter of 2008, following the sale of the 30% interest in MMB to the Korean Consortium. The remaining funds continue to be invested in short term guaranteed investment certificates. The 2009 amount is also net of expenses of $0.11 million incurred during the last quarter in regards to repairs and restoration following Hurricane Jimena which struck the town of Santa Rosalia in August this year.
  Income tax recovery (net): $0.386 million ($Nil in 2008) – The income tax recovery consists of a current income tax expense of $0.85 million and a future income tax recovery of $1.236 million. The current income tax expense is payable by two of the Company’s Mexican subsidiaries. During the period, the Company recognized future income tax liabilities related to taxable temporary differences directly related to the mineral properties. In accordance with the Company’s accounting policy, the related future income tax expense was also capitalized to mineral properties. However, the Company had sufficient deductible future income tax differences available to offset the recognized future income liability recognized. As a result of utilizing the before mentioned deductable future income tax differences, the Company recognized the future income tax recovery of $1.236 million in Statement of Operations.

Comparison of the three months ended December 31, 2009 to December 31, 2008

Operations

For the three month period ended December 31, 2009, the Company recorded a loss of $1.89 million ($0.01 per share) as compared to earnings of $0.562 million (earnings of $0.00 per share) for the same period in 2008. Notable variances are outlined as follows:

General and Administrative

Despite the significant variance in (loss) earnings for the three-month periods ended December 31, 2009 and 2008, operating expenses for these periods were very similar, following the slow-down of the Project in the Expenses last quarter of 2008. Operating expenses during the quarter ended December 31, 2009 were $1.945 million, compared with $1.904 million in the comparable quarter in the previous year, an increase of $0.41 million. The significant changes during the quarter are outlined as follows:

  Amortization and accretion: $0.174 million ($0.521 million in 2008) – the decrease relates predominantly to the accretion of the US$-denominated refundable deposit. Due to the strengthening of the Canadian dollar, the Canadian dollar equivalent of accretion recognized in 2009 is much lower.
  The balance relates to property, plant and equipment which were fully depreciated prior to the last quarter of 2009, but which remain in use;
  General and administration: $0.283 million ($0.188 million in 2008) – the decrease is the result of a reduction in administration and travel during the third quarter of 2009, which correlates with the construction slowdown; and
  Wages and subcontract: $0.714 million ($0.362 million in 2008) – the increase reflects the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available. In addition, as the labour force in Mexico grows, the Company incurred additional employee benefits to Mexican employees at year-end, in accordance with local labour regulations.

Other items

  Foreign exchange gain: $0.007 million (gain of $3.882 million in 2008) – During the quarter ended December 31, 2009, the Canadian dollar continued to strengthen against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities. This is in contrast to the last quarter of 2008 when the Company was in a significant net asset position with regards to US$-denominated financial instruments. The result netted to almost no foreign exchange in final quarter of the year;
  Finance and developments costs: $0.248 million ($1.7 million in 2008) – the expenses written off in 2008 relates to the expensing of previously capitalized financing costs regarding the proposed financing, as well as certain amounts paid and accrued on cancelled purchase orders for which future benefit is not expected. During the corresponding period in 2009, the Company expensed the remaining finance costs based upon the expected banking group; and

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2009 was $18.55 million compared with working capital of $56.246 million as at December 31, 2008. The decrease of $37.696 million was the result of spending on the Project as the Company completed construction demobilization, re-estimated the project costs and maintained key long lead procurement commitments. During the year ended December 31, 2009 the Company raised $0.116 million (2008 - $2.566 million) through the exercise of warrants and options and issuance of common shares. During the year, the Company utilized $10.018 million ($9.195 million yielded from operations in 2008) in operations. This was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange gains on the various liabilities of $7.954 million (a loss of $7.772 million in 2008) and the write-off of capitalized finance and development costs of $1.033 million ($1.7 million in 2008). The operations also reflect that cash amounting to $2.303 million was received from the realization of working capital ($0.906 million in 2008). The Company also received proceeds of $1.898 million (2008 - $0.35 million) from the disposal of the electrical generators, and purchased an additional $0.242 million (2008 - $1.347 million) of property, plant and equipment, while incurring cash expenditures on mineral properties of $32.395 million. This is considerably lower than the amount of $107.111 million spent on mineral properties and related development costs during 2008, when the Company was ramping up development and construction on the Boleo Project.

The Company’s combined cash and cash equivalents and short-term deposits as at December 31, 2009 totaled $22.604 million compared with $60.235 million as of December 31, 2008. All but US$0.5 million in cash balances and short term deposits are highly liquid and are available immediately, if required. The amount of US$0.5 million relates to a short-term investment which has been pledged as security for a letter of credit issued on behalf of the Company (released on January 15, 2010 with the delivery of the Turbine & Generator Set). The decrease in the balance was the result of spending on the Project. The Company has $5.048 million (December 31, 2008 - $13.068 million) of current liabilities, with the decrease the result of the slowdown.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at December 31, 2009, the Company had $0.819 million in Mexican value added tax receivables. This represents a recovery of $2.555 million during the year, which reflects the significant effort by management and its advisors. Management also expects to fully recover the remaining amount within the next 12 months.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "buffer zone" of the Biosphere. The Company has made three cash payments to the fund, US$0.1 million, issued on January 31, 2007, US$0.333 million, issued February 2009, and US$0.333 million, issued on February 2, 2010. Upon establishment, the fund was issued three Special Warrants for an aggregate of 180,000 common shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 (both now converted to cash), and 2011, respectively.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represented a liability of US$1 million if Baja’s share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first and second 60,000 warrants and paid US$0.666 million to date. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. As at December 31, 2009, the Company has recognized a discounted liability of $0.653 million relating to the remaining outstanding warrants.

Commitments

As at December 31, 2009, the Corporation had the following known undiscounted contractual obligations:

	Payments due by period
Contractual Obligations	Thousands of Canadian dollars, unless stated otherwise
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Accounts payable	$3,859		$3,859	$	Nil	$	Nil	$	Nil
Income taxes payable	$850		$850	$	Nil	$	Nil	$	Nil
Operating lease obligations [1,2]	$78		$78	$	Nil	$	Nil	$	Nil
Contract and purchase commitments[3,4]	$2,591		$2,591	$	Nil	$	Nil	$	Nil
Refundable deposit [5]	$10,466	$	Nil		$10,466	$	Nil	$	Nil
Loans from non-controlling interest	$46,768	$	Nil	$	Nil	$	Nil		$46,768
Environmental Obligations[6]	$877		$356		$521	$	Nil	$	Nil
Total	$65,489		$7,734		$10,987	$	Nil		$46,768

1
During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual triple net rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly Mexican lease is 16,800 Pesos ($2).

2
Subsequent to December 31, 2009, the Company agreed to an office lease proposal at a new location. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”) equal to the tenant improvement allowance, estimated at $760, prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The amounts related to this lease have not been included in the schedule above as this additional commitment was only entered into subsequent to year-end.

3	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2009 are estimated to be $1,961.

4	The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2010, aggregating $ 630.

5
Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

6
On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0466/US$1.00. As at December 31, 2009 the undiscounted special warrants liability amounted to $698 of which $349 is payable within one year. The Company also recognized an undiscounted asset retirement obligation of $179 and the Company expects to incur $7 of this total during 2010.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled Nature of Business and Overall Performance. The Company has $23.598 million in current assets, with working capital of $18.55 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

The Company has no revenue from operations except interest income, and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown until such time as construction financing is completed.

As discussed in the Engineering Update the Company completed the updated estimate of capital costs during the year, as well as the updated economic model for the Boleo Project. The updates form the foundation for completing construction financing as discussed in the Construction Financing Update. Subsequent to year-end, the Company also filed a short form base shelf prospectus with the securities commissions of British Columbia, Alberta and Ontario, and a corresponding shelf registration statement on Form F-10 with the SEC, which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts. Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project as well as working capital requirements.

Until the completion of project financing and equity offerings, the Company continues to closely monitor its current available cash funds, as its remaining key objectives are pursued in 2010. The latest 2010 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all non-discretionary 2010 budgeted costs.

Excluding expenditures related to the capital construction of the Boleo Project, the Company anticipates or has committed to the following expenditures during 2010:

  Permitting activities on the Boleo Project of approximately $0.044 million;
  Project procurement, commitments, engineering and site costs of approximately $8.468 million;
  Wages, management fees and subcontracts of approximately $6.9 million;
  General and administrative expenses, including travel, legal, accounting and finance costs of approximately $7.309 million.

These expenditures will be made from existing cash, and the additional Consortium funding requirement of 30% of the project costs.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2009, the Company has established a compensation arrangement with CONANP; under which it has deposited US$0.766 million into a Compensation fund up to the date of this report, as well as one remaining special warrants totalling US$0.333 million to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences, to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between US$10 million and US$15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations.

Transactions with Related Parties

During the year ended December 31, 2009 the Company paid $0.609 million ($0.872 million in 2008) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.072 million ($0.076 million in 2008) during the same period.

Additional loans from non-controlling interest in the amount of US$2.79 million (Cdn$3.009 million) were received during the year. That brings the face value of total loans from non-controlling interest as at December 31, 2009 to US$44.686 million (Cdn$46.768 million). Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB. This discounting has the effect of significantly reducing the recognized value of the total loans outstanding, which are recorded at $36.416 million.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit are recorded at their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

Subsequent to the balance sheet date, the Company granted an additional 200,000 stock options and issued 507,500 common shares on the exercise of stock options, for proceeds of $0.193 million. To the date of this report, no additional warrants have been issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,901,837 issued and outstanding. The Company also had 12,767,500 outstanding stock options and 24,986,978 outstanding warrants available to be exercised.

Critical Accounting Estimates

The Company’s consolidated financial statements for the years ended December 31, 2009 and 2008 are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, income taxes, provision for reclamation costs and stock based compensation.

Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (“DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2009, the Company’s market capitalization remained lower than the net asset value, which indicated that impairment may exist. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that, no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Following the completion of the construction of a new landfill to replace the previously uncontrolled landfill used by the local community, the Company estimated that, as at December 31, 2009, the undiscounted closure costs would amount to $0.179 million, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $0.171 million.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established. Baja and the Korean consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. On closing the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset. In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests

The Korean consortium has advanced loans to MMB related to cash calls and Baja funded MMB on the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

Accounting Changes –current year

Effective January 1, 2009, The Company has adopted the following accounting standards:

i)
CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the financial statements of the Company as the Company continues to expense research costs related to Manganese until such time as the Company publishes a definitive feasibility study on the economic and technical viability of Manganese production at the Boleo Project.

ii)
Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity’s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

iii)
Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves, and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company’s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

iv)	In 2009 the Accounting Standards Board amended CICA handbook Section 3862 “Financial Instruments – Disclosures” (“Section 3862”), to require enhanced disclosures – a “fair value hierarchy” that classifies financial instruments at one of three levels according to the relative reliability of the inputs used to estimate the fair values. The new disclosure requirements of this standard are addressed in Note 16 to the Company’s consolidated financial statements for the year ended December 31, 2009.

New accounting pronouncements not yet effective

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards are expected to align Canadian GAAP with the provisions of the International Financial Reporting Standards (“IFRS”) equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements as part of the Company’s IFRS initiatives.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition
  The impact of IFRS transition on Internal Controls over Financial Reporting
  The role of Corporate Governance in the transition process
  The impact of IFRS on information technology and data system requirements
  Training and professional development

Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting function have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

As a result of the detailed component evaluations, for the balances and totals that exist at December 31, 2009, management has identified the following major differences between the Company’s current accounting policies and those that the Company expects to apply in preparing IFRS financial statements:

i)	Presentation – Statements of financial position and operations

In accordance with IAS1 – Presentation of Financial Statements the Company’s consolidated balance sheets may be labeled “Statements of financial position” under IFRS, while management intends to present the statement of operations based on the function of expenses (e.g. Revenue, Cost of Sales, Distribution expenses, Administrative expenses), rather than the nature of expenses.

Overall, the various IFRSs will require significant additional disclosures, including disclosures related to financial instruments, segmented disclosures, details regarding compensation of key management personnel and other disclosures contained in the interim consolidated financial statements.

ii)	Mineral properties and Property, plant and equipment

In accordance with IAS16 – Property, plant and equipment, the Company intends to continue to apply the cost model to measuring the Company’s fixed assets. The standard re-emphasizes the component’s approach to separately recognize and amortize significant components of assets (over the useful lives of the individual components). At the date of transition to IFRS, this will not yet have a significant impact on the measurement of these balances within Company’s consolidated statements of financial position since the Company’s most significant assets (mineral property and equipment under construction intended for use in the Boleo Project) will not be amortized until such time as the Boleo Project is “in a condition necessary for it to be capable of operating in a manner intended by management”, i.e. when the construction of the Boloe Project has been substantially completed and the Boleo Project produces its first copper cathode. Similarly, assets specific to the cobalt and zinc processes will only be amortized once the first cobalt cathode has been produced.

Even though the these measurement requirements will not yet effect the statement of financial position, significant consideration has been given to these requirements as the Company aligned its financial accounting programs and processes to be able to meet these (far more detailed) measurement requirements.

iii)	Impairment of assets

Under the guidance of IAS36 – Impairment of assets, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company assessed the carrying value of its assets in accordance with the guidance of IAS36 and no impairments were required as at December 31, 2009 (unaudited).

iv)	Loans from non-controlling interests

The single biggest impact on the measurement of the Company’s consolidated statement of financial position (balance sheet) is the fact that IFRS does not contain separate measurement criteria for related party transactions. As such, the loans from non-controlling interests will all be measured in accordance with IAS39 – Financial Instruments: Recognition and Measurement. As such all loans will be measured initially at fair value and thereafter at amortized cost. Similar to the measurement differences that currently exist between Canadian GAAP and US GAAP (as disclosed in note 17 to the Company’s Consolidated Financial Statements for the year ended December 31, 2009), this measurement difference will result in a significant reduction in the carrying values of these loans. Since these loans are considered specific to the development of the Boleo Project (a qualifying asset) the subsequent interest expense (which arises as the loans are accreted to its original face value over the term of the loan) will be capitalized to Mineral Properties. The statement of operations will also be affected by changes in foreign exchange differences, resulting from the changes in the foreign denominated amounts recognized as a financial liability.

v)	Provisions and Asset retirement obligation

Per IAS37 – Provisions, Contingent Liabilities and Contingent Assets estimates of provisions are to be revisited at every reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions. As such it is the Company’s expectation that the estimate of asset retirement obligations will have to be updated at every reporting date, including updates to the discount rate used in determining the present value of the obligation.

vi)	Share-based payments

IFRS 2-Share-based payments require that stock options issued to non-employees are to be valued based on the fair value of the goods or services received. Under Canadian GAAP, the value of non-employee share based payments are to be based on the most reliably measurable of either the stock options (based on a recognized valuation technique such as the Black Scholes model) or the fair value of the goods in services. In practice, non-employee share based payments have been based on the fair value of the stock options as determined using the Black Scholes valuation model. However, it has to be noted that the scope of the definition of employees within IFRS 2 is wider than the definition of employees under CICA3870-Stock based compensation and other stock based payments, as IFRS2 also includes “others who perform services similar to those rendered by employees” in the definition of employees. Based on the Company’s outstanding stock options as at December 31, 2009, this difference is not expected to have a significant impact on the Company’s results. Furthermore, IFRS 1 – First-time Adoption of International Financial Reporting Standards allows the Company to not apply the provisions of IFRS2 to non-employee stock options which are already vested at December 31, 2009.

vii)	Non-controlling interest

Per IAS27 – Consolidated and Separate Financial Statements, non-controlling interests are to be presented as part of equity. In addition, total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company only intend to apply the requirements of IFRS3 – Business Combinations to future business combinations (without revisiting past business combinations), the latter provision of IAS27 shall only be applied prospectively from the IFRS transition date. Therefore the Company only expects to commence with the recognition of non-controlling interest from January 1, 2010, the IFRS transition date (since non-controlling interest still has a debit balance as at December 31, 2009).

viii)	Income taxes

Management has commenced assessing the impact that the IFRS transition will have on the Company’s measurement and presentation of current and future income taxes in accordance with IAS12 - Income Taxes. However, it has to be noted that IAS12 is currently under review by the IASB as part of their ongoing work plan. At their joint meeting in October 2009 the IASB and the FASB considered a summary of the comments received by the IASB in response to the proposals for a revised standard exposed by the IASB in early 2009. The Boards indicated that they would consider undertaking a fundamental review of accounting for income taxes at some time in the future. In the meantime, the IASB will consider in the first half of 2010 whether to propose more limited amendments. In completing its component evaluation for IAS12, the Company will consider any announcements made by the IASB.

The completed component evaluations continue to be reviewed by management and its advisors and the Company expects to be able to quantify the impact of the IFRS transition on the financial results throughout 2010.

Management anticipates preparing internally, draft financial statements and disclosure information for each quarter in 2010, while it is expected that reporting under IFRS will commence in the first quarter of 2011. During this time, management will continue to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2009.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed at December 31, 2009.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent interim period ending December 31, 2009.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below, as well as those described in the Company’s Annual Information Form for the year ended December 31, 2009, before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2009, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.